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                                                        Office of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel:972-3-6238420
                                                        Fax:972-3-6238425

                                                        28 August 2003




The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007
---------------           --------------              ---------------

Fax: 02-6513940           Fax: 03-5105379
---------------           ---------------


Dear Sirs,


Re: Immediate Report (NO. 19/2003)
    Koor Industries Ltd. (Company No. 52-001414-3)
    ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Last night, the Company has published in the United States a press release regarding the following matter:

          o    Financial  results  for the second  quarter  of the year 2003.
          o    Nomination of a new member to the Board(hereinafter: "Group 2").

2.   Attached please find the press release.



                                                     Yours Sincerely,


                                                    Shlomo Heller, Adv.
                                                      Legal Counsel

Koor Industries Ltd. Reports Second Quarter and First Six Months 2003 Consolidated Results

*    Third  sequential  quarter  of net  income
*    Slight increase in Revenues Quarter-over-Quarter
*    62% increase in Operating profit Quarter-over-Quarter
*    28% increase in Operating profit compared to first six months 2002

ROSH HA'AYIN, Israel - August 27, 2003 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the second quarter and first six months ended June 30, 2003.

Second Quarter 2003 Results
Revenues from consolidated companies (not including ECI Telecom [NASDAQ: ECIL], which is accounted for on an equity basis) for the second quarter totaled $430 million, compared to $420 million for the second quarter of 2002, a 2% increase. The substantial increase in the revenues of consolidated Makhteshim Agan Industries (TASE: MAIN) and Telrad Networks was partially offset by a decline in the revenues of the Elisra Group and the Sheraton Moriah Hotel Chain.

Operating profit from consolidated companies for the second quarter was $50 million, compared to $31 million for the same period in 2002, a 62% increase. Operating profit for the quarter, as a percent of revenues, was 11.6%, substantially higher than the 7.3% operating margin for the same period in 2002. The increase in the operating profit is mainly due to the strong improvement at Makhteshim Agan Industries and Telrad Networks, partially offset by the decline in the Elisra Group's operating profit.

Net income for the quarter was $4.3 million or $0.28 per diluted ordinary share and $0.06 per American Depositary Share ("ADS"). This is compared with a net loss of $16.6 million or $1.1 per diluted ordinary share and $0.22 per ADS for the second quarter of 2002.

Commenting on these results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This is the third consecutive quarter that we are presenting a net profit, as well as an improvement in all operating parameters", "Once again, Makhteshim Agan's strong growth was a key contributor to our results, as well as the stabilization at telecom equipment provider - Telrad Networks". He added "I am encouraged by the fact that despite the loss presented last quarter, the Elisra Group returns to profit this quarter, as does the Sheraton Moriah Hotel Group, after 11 quarters of loss".

Yuval Yanai, Senior Vice President and Chief Financial Officer said "during the quarter, the Company continued with its efforts to improve its financial position and to reduce its debt balance. At the corporate level, Koor generated substantial cash during the quarter, a substantial amount of which went to repay bank debt. This, in addition to the strong operating cash flow recorded at both Makhteshim Agan and ECI". "During the quarter Koor generated cash mainly from the early repayment of Nortel Networks Israel's loan from Koor and Telrad, from the private placement to Hermes Investment Management, from the sale of 2.5% of our holdings in Makhteshim Agan and from the sale of certain profitable marketable securities. As a result, our net debt declined $44 million to $391 million at the end June 30, 2003."

Jonathan Kolber, Chief Executive Officer added, "We continue to work closely with our companies, come of which have returned to growth as well as those who continue to be affected by the tough environment. We believe that both groups of holdings are well equipped today to meet the challenges and to identify the opportunities in their respective markets".

First Six Months 2003 Results
Revenues from consolidated companies (not including ECI Telecom [NASDAQ: ECIL], which is accounted for on an equity basis) for the first six months totaled $927 million, compared to $879 million for the same period last year, a 5% increase.

Operating income from consolidated companies for the first six months was $102 million, compared to $79 million for the same period in 2002, a 28% increase. Operating income for the first six months, as a percent of revenues, was 11.0%, substantially higher than the 9% operating margin for the same period in 2002. The increase in the operating income is mainly due to the strong improvement at Makhteshim Agan Industries and Telrad Networks, partially offset by the Elisra Group's Operating loss.

Net income for the first six months 2003 was $6.9 million or $0.45 per diluted ordinary share and $0.09 per ADS. This is compared with a net loss of $134.5 million or $8.86 per diluted ordinary share and $1.77 per ADS for the second quarter of 2002. Net loss for the first quarter of 2002 includes a special accounting item due to reclassification of Shareholders' Equity item "foreign currency translation adjustments" as "Retained Earnings" of $91.9 million, without affecting the company's Shareholders' Equity.

NOMINATION OF NEW DIRECTOR
Koor also announced that its Board of Directors' has nominated Mr. Dan Propper, Chief Executive Officer of the Osem Group of Companies, a leading manufacturer of food products, to the Company's Board of Directors. Osem is a Public company and its shares are traded on the Tel Aviv Stock Exchange. Mr. Propper, a native Israeli, is a graduate of the Technion, Israel Institute of Technology, holding a Summa Cum Laude degree in chemical engineering and food technology. Mr. Propper is a member of the Board of various industrial companies and of the Technion, the Weizman Institute of Science and Ben Gurion University.

Jonathan Kolber, Chief Executive Officer added, "We are pleased that Dan has joined our board of directors and will contribute from his vast experience in running public companies and forging international alliances"

RESULTS OF KEY HOLDINGS
ECI Telecom
Revenues for the second quarter of 2003 were $101.6 million compared to $174.1 million in the second quarter of 2002. Operating loss for the second quarter of 2003 was $34.3 million compared to an operating loss of $3.2 million for the second quarter of 2002. The net loss for the second quarter of 2003 was $35.0 million, compared to a net loss of $7.5 million in the second quarter of 2002.

Second quarter 2003 results include several specific items totaling approximately $21 million: a $6.6 million provision for a specific doubtful account and a related $3.4 million charge recorded in other expenses, a $6.7 million impairment of assets associated mostly with ECTel's (NASDAQ: ECTX) write-down of goodwill from its NetEye acquisition, and $4.4 million in restructuring expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division.

During the quarter, ECI continued to generate positive cash flow. Net cash from operations was $20 million, with cash, cash equivalents, and short-term investments totaling $228 million at the end of the quarter.

For the first six months of 2003, revenues were $220.3 million compared to $349.5 million for the first six months of 2002. Operating loss was $39.9 million, compared to $7.8 million for the same period last year. Net loss was $42.8 million, compared to a net loss of $59.5 million for the first six months last year.

Makhteshim-Agan  Industries
---------------------------
Revenues for the second quarter totaled $279.6 million, compared to $217.6 million for the same period in 2002, a 28% increase. This significant increase stems from sales of products acquired from Bayer, from sales of other agro products and from the effect of the stronger euro.

Operating profit for the quarter was $49.7 million, or 17.7% of revenues, compared to $32.8 million, or 15.1% of revenues in the same period in 2002, a 52% increase. Net profit for the quarter was $23.4 million, compared to $14.6 million for the second quarter of 2002, a 60% increase.

During the second quarter of 2002 Makhteshim Agan continued to implement its strategic plan of increasing its revenues from Europe and North America, while selectively reducing its exposure to South America. During the quarter revenues from Europe totaled $132.0 million compared with $94.0 million last year, a 40.4% increase, and revenues from North America increased by 25.9% from the second quarter last year to $32.2 million.

Revenues for the first six months of 2003 totaled $604.7 million, compared to $453.6 million for the same period in 2002, a 33% increase. Operating profit for the period was $112 million, or 18.5% of revenues, compared to $74.3 million, or 16.3% of revenues in the same period in 2002, a 51% increase. Net profit for the period was $55.6 million, compared to $35.3 million for the first six months of 2002, a 58% increase.

Elisra Group
Revenues for the second quarter totaled $75.5 million, compared to $97.0 million for the same period in 2002, a 22.2% decline. Operating profit for the quarter was $0.4 million, compared to a $7.2 million operating profit in the second quarter of 2002.

Net profit for the quarter was $1.4 million, compared to a $4.4 million net profit for the same period last year. The net profit for the quarter includes the results of its consolidated subsidiary BVR Systems (OTC BB: BVRSF).

Revenues for the first six months totaled $151.3 million, compared to $193.9 million for the same period in 2002, a 22% decline. Operating loss for the first six months was $8.6 million, compared to a $14.4 million operating profit in the first six months of 2002.

Net loss for the first six months was $5.5 million, compared to a $8.9 million net profit for the same period last year. The decline in the operating and net income is mainly due to the re-evaluation of the cost to complete of three projects in the first quarter of 2003.

Telrad Networks

Revenues for the second quarter totaled $40.7 million, compared to $40.2 million for the first quarter of 2002, and $35.9 million for the second quarter 2002, a 1% sequential increase, and a 13 % increase compared to the second quarter last year. Operating profit for the quarter was $1.0 million compared to a $2.2 million operating profit in the first quarter of 2003, and an $8.2 million operating loss in the second quarter of 2002. Net profit for the quarter was flat compared to a net profit of $1.1 million in the first quarter of 2003 and $8.8 million net loss for the second quarter of 2003. This is the second sequential quarter of profit, after eight sequential quarters of net loss. Net income for the quarter includes approximately $1 million loss recorded for a decline in value of Telrad's holdings in ECTel's shares and options.

Revenues for the first six months totaled $80.8 million, compared to $79.5 million for the first six months last year, a 2% increase. Operating profit for the first six months was $3.3 million compared to a $12.5m operating loss for the same period last year, a substantial improvement. Net profit for the first six months was $1.2 million compared to a net loss of $15.0 million for the first six months 2002.

Conference call details:
Date August 28, 2003
Time: 11:00 pm EDT (16:00 UK, 18:00 Israel)
US phone: 1-866-527-8676
UK phone: 0800-917-4613
Israel phone: 03-9180610
Replay numbers: 1-866-500-4953 (US),
+972 (0) 3-925-5902 (International)

**************       Financial       Tables      Follow      *******************

About Koor

Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com
------------

Koor Industries Ltd.                                   (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                  Six months ended                 Three months ended             Year ended
                                                       June 30                          June 30                  December 31
                                                    2003             2002            2003             2002                 2002
                                            -------------    -------------    ------------    -------------    -----------------
                                               Unaudited        Unaudited       Unaudited        Unaudited              Audited
                                            -------------    -------------    ------------    -------------    -----------------
                                                                          Convenience translation
                                                                        (U.S. dollars in thousands)
Income from sales and services                   927,144          879,430         429,636          420,086            1,669,670
Cost of sales and services                       657,288          651,426         300,342          311,617            1,250,121
Gross Profit                                     269,856          228,004         129,294          108,469              419,549

Selling and marketing expenses                   112,699           93,033          52,919           48,476              191,613
General and administrative                        55,335           55,659          26,635           29,294              115,087
Operating earnings                               101,822           79,312          49,740           30,699              112,849

Finance expenses, net                             13,692           65,637           7,166           31,371               92,336
                                                  88,130           13,675          42,574             -672               20,513

Other income (expenses)                          -31,892           -5,512         -10,592           -2,174                1,369

Transfer to statement of income of
translation differences of autonomous
investee in voluntary liquidation                 _____-          -91,927     _____-                _____-              -91,927
Earnings before taxes on income                   56,238          -83,764          31,982           -2,846              -70,045

Taxes on income                                   12,859           15,401           5,493            4,194               36,918
                                                  43,379          -99,165          26,489           -7,040             -106,963

Equity in results of affiliates, net             -10,605          -22,997          -7,072           -4,356              -59,285
                                                  32,774         -122,162          19,417          -11,396             -166,248

Minority interest in subsidiaries, net           -25,863          -12,309         -15,101           -5,253              -14,122

Net profit\(loss) for the period                   6,911         -134,471           4,316          -16,649             -180,370

Basic earning (loss) per Ordinary Share (in $):
per Share                                           0.45            -8.86            0.28            -1.10               -11.89
per ADS                                             0.09            -1.77            0.06            -0.22                -2.38
Weighted Average Shares Outstanding               15,266           15,173          15,360           15,168               15,173



Koor Industries Ltd.                                   (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet

                                                                June 30             June 30                December 31
                                                                   2003                2002                       2002
                                                        ----------------    ----------------         ------------------
                                                              Unaudited           Unaudited                    Audited
                                                        ----------------    ----------------         ------------------
                                                                           Convenience translation
Assets                                                                   (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                       205,887             231,072                    185,809
Short-term deposits and investments                              87,040             187,404                    244,222
Trade Receivables                                               483,549             510,857                    470,974
Other accounts receivable                                       106,462             132,876                    105,854
Assets designed  for sale                                        10,092              10,574                     10,157
Inventories                                                     401,082             456,205                    463,696
Total current assets                                          1,294,112           1,528,988                  1,480,712

Investments and Long-Term Receivables                           344,716             487,657                    379,293

Fixed Assets, net                                               686,712             752,666                    738,407

Other Assets, net                                               507,079             393,072                    563,663

                                                        ----------------    ----------------           ----------------
                                                              2,832,619           3,162,383                  3,162,075
                                                        ================    ================           ================

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                   336,869             539,283                    544,540
Trade payables                                                  271,766             325,047                    278,251
Other payables                                                  320,231             296,087                    327,936
Customer advances, net                                           51,022              73,069                     54,055
Total current liabilities                                       979,888           1,233,486                  1,204,782
Long-Term Liabilities:
Long-Term Loans                                                 882,355             885,295                    927,065
Debentures                                                       90,246              93,566                     93,482
Customer advances                                                48,313              40,406                     61,826
Deferred taxes on income                                         43,410              36,773                     49,025
Accrued employee rights upon retirement                          52,695              49,496                     60,275
Total long-term liabilities                                   1,117,019           1,105,536                  1,191,673

Minority Interests                                              364,313             338,698                    359,439

Shareholders` Equity                                            371,399             484,663                    406,181
                                                        ----------------    ----------------           ----------------
                                                              2,832,619           3,162,383                  3,162,075
                                                        ================    ================           ================

Shares outstanding (in thousands)                             15,673.38           15,173.38                  15,173.38
Shareholders equity per ordinary share                            23.70               31.94                      26.77
Shareholders equity per ADS                                        4.74                6.39                       5.35

